GIORDANO
MEANS SERVICE

RECEIVED
2005 MAR 29 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 4668
http://www.giordano.com.hk

BY COURIER

March 23, 2005

Securities and Exchange Commission
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780




05006886

SUPPL

Dear Sirs,

Re : Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 – Sec File No. 82-3780

We are submitting the following document of Giordano International Limited, a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

- a results announcement for the year ended December 31, 2004 which is published on the newspaper on March 23, 2005.

Should you have any queries, please contact the undersigned by phone at (852) 2746 5178 or via e-mail christianayiu@giordano.com.hk.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

Christiana Yiu
Company Secretary

Encl.

3/30

CY/bn

DIVISIONAL OPERATIONS HIGHLIGHTS

Retail and Distribution

Turnover from the Retail and Distribution Division totaled HK$3,739 million (2003: HK$3,221 million), 16.1 percent higher than that of 2003, with all markets showing strong growth.

During the year, comparable store sales and comparable store gross profit increased by 7.2 percent and 10.4 percent year-on-year, respectively.

Retail turnover of *Giordano* core line was 16.0 percent higher than that of the previous year, with all markets experiencing double-digit turnover growth. Among our markets, Japan saw the best sales growth in 2004, followed by Indonesia and Thailand. Meanwhile, retail gross margins improved by 3.1 percentage points, with Japan again seeing the best gross margin improvement during the year, followed by Taiwan. About 140 new stores are planned for 2005.

Turnover of *Giordano Ladies* increased 30.2 percent while gross profit margins rose by 6.2 percentage points when compared to those of 2003. All markets posted strong sales and gross profits growth during the year. The Group launched *Giordano Ladies* in Singapore with the first store opening on Orchard Road in December 2004. The store has performed to Management's expectations and two additional outlets are planned for Singapore in 2005. The Group is studying other market opportunities for a slightly more aggressive expansion program for *Giordano Ladies* compared with previous years.

Bluestar Exchange's turnover increased by 32.5 percent year-on-year and gross profit margins widened by 1.0 percentage point. During the year, the Group opened 35 new outlets to bring the total store count to 121 by the end of 2004. About 25 new stores are planned for 2005 and the Group is also evaluating the possibility of launching the brand in some of its other markets.

Manufacturing

The Manufacturing Division's turnover, including inter-segment sales, amounted to HK$824 million (2003: HK$685 million), a 20.3 percent increase over the previous year while gross profit margins remained almost unchanged. As a result, the Manufacturing Division's operating profit increased to HK$51 million (2003: HK$42 million).

Business continued to pick up in the aftermath of the 2003 SARS outbreak. The Division's various efforts to broaden its client base to reduce its reliance on the Japanese market also bore fruit. In 2004, business with non-Japanese third parties accounted for about 15.0 percent of turnover, just below Japan's 17.0 percent share.

In 2004, the Manufacturing Division's reliance on the Group further declined to 68.0 percent of its turnover, in line with the long term direction of reducing inter-segment transactions between the two divisions.

GEOGRAPHIC OPERATIONS HIGHLIGHTS

Sales in the Group's key markets posted strong year-on-year turnover increases during the first half due to the low comparison bases caused by the SARS outbreak in the second quarter of 2003. Sales continued to show good growth in second half of the year.

Mainland China

Turnover increased 16.8 percent to HK$952 million (2003: HK$815 million). Sales per square foot fell by 20.0 percent to HK$2,400, from HK$3,000 in 2003, explainable in part by the takeover of certain authorized dealers' shops during the year. Despite intense competition, we stayed the course and maintained a disciplined approach towards price discounts and promotions in order to defend our gross margins.

Rental in prime locations remain at unreasonably high levels. During the year, there was a net increase of 90 outlets, of which 74 were core line, two were *Giordano Ladies*, 15 were *Bluestar Exchange* and we closed one standalone *Giordano Junior* outlet. Many of these are large format stores in new suburban shopping malls where rentals are still reasonable. Even though this caused an initial decline in sales efficiency we expect the situation to improve as shoppers increasingly migrate to these new malls. Management will remain prudent when committing to new locations and renewing old leases and plans to open about 80 core line and 20 *Bluestar Exchange* outlets in 2005.

The Group continued to focus on meaningfully differentiating our brands in the marketplace. As part of this exercise, we completed a major renovation of our 18,000-square feet Shanghai flagship store. The renovation took two months and the store re-opened in late April, 2004. The renovated store has performed in line with our expectations and we plan to renovate our Guangzhou flagship in 2005.

Hong Kong

Consumer sentiment improved markedly following the return of tourists after the 2003 SARS outbreak and the relaxation of the individual travel scheme for Mainland Chinese tourists. As a result, Hong Kong saw strong year-on-year growth through most of 2004 until the unseasonably warm weather in the fourth quarter slowed down the pace of growth. In spite of this, turnover increased by 16.2 percent to HK$810 million (2003: HK$697 million) year-on-year, with all lines achieving double-digit year-on-year sales increases. Both per-square-foot sales and comparable store sales posted double-digit gains of 14.5 percent and 11.0 percent respectively. This is due partly to our efforts to upgrade the brand image and to maintain discipline on pricing and discounts; and partly to the improved retail climate.

During the year, there was a net increase of 17 outlets, of which nine were core line and eight were *Bluestar Exchange*, bringing the total number of outlets to 92 at the end of 2004.

Taiwan

Turnover totaled HK$707 million (2003: HK$604 million), up 17.1 percent from a year ago. Sales growth suffered a short disruption in late March and early April due to the presidential election controversy. In spite of this, all lines achieved double-digit year-on-year turnover growth.

During the year, there was a net increase of 41 outlets, of which 29 were core line and 12 were *Bluestar Exchange*.

The Group continued to pursue its various branding initiatives, especially its efforts to increase retail prices and withhold discounts, and was able to achieve a 3.7 percentage point increase in gross margin, the highest among the Group's four key territories and second only to Japan. Through continued-branding efforts, together with improved inventory management, better coordinated product launches, as well as leveraging on the global product development platform, Management is confident that the current recovery is sustainable.

Singapore

Turnover increased 12.4 percent to HK$391 million (2003: HK$348 million). Besides the low-base effect due to SARS in 2003, sales also improved because of better merchandising and inventory control. Comparable store sales and per-square-foot sales both rebounded by 13.0 percent. Gross margins also improved as Management imposed tighter control of discounts.

In December 2004, we launched *Giordano Ladies* in Singapore with the opening of a freestanding store in the Paragon, one of the most prominent and up-market shopping malls on Orchard Road. Performance has been strong and two more *Giordano Ladies* outlets are planned for 2005.

Other Markets

During the year, the Group's other markets all achieved strong year-on-year sales and gross margins improvement. Taken together, this group accounted for 15.2 percent of the Group's total 2004 retail and distribution turnover, compared to 13.8 percent in 2003.

(In HK$ millions)	Australia	Malaysia	Indonesia	Thailand	Japan	Total
2004	188	126	119	84	53	570
2003	149	114	90	64	28	445
Year-on-year increase	26.2%	10.5%	32.2%	31.3%	89.3%	28.1%

Australia

Australia continued to deliver good growth after a strong 2003. In 2004, sales advanced 26.2 percent to HK$188 million (2003: HK$149 million). If foreign exchange gains were excluded, sales would still have grown by 13.2 percent over the previous year. Eight new stores were added in 2004 as we began to expand out of New South Wales and Victoria into the rest of the eastern seaboard. The total store count stood at 42 at the end of the year. Management believes that Australia will continue to benefit from a stable currency and reduced import tariffs. Seven new stores are earmarked to open in 2005 and the Group is actively exploring the potential of launching some of its other brands there.

Japan

Sales grew 89.3 percent year-on-year, or 74.6 percent when positive foreign exchange impact was excluded. During the year, there was a net opening of 11 outlets, taking store count to 24 as at December 31, 2004. Sales per-square foot rose by 45.0 percent while gross profit margin expanded by 5.7 percentage points. The business began to breakeven during the last quarter of 2004 and although the year still ended with a loss, Management aims to achieve profitability in 2005. We will continue to build methodically on our base in the Kansai region and have plans to open another ten outlets in 2005.

Joint Ventures

Korea

Market conditions remained difficult in Korea for most of 2004. Early signs of a pickup in consumer sentiment proved illusory, and retail spending continued to be weighed down by the lingering effects of the personal credit crisis, together with a slowdown in export growth and a rise in unemployment. As a result, price competition remained intense and turnover fell by 10.8 percent over the previous year. In spite of this, gross profit margins improved owing to better discipline on pricing and discounts. The economy and consumer sentiment has been picking up slowly and we hope to see a sustained turnaround in the business in 2005 if present trends hold.

Middle East

Turnover grew by 23.1 percent, compared to the year before, mainly due to new store openings. The rise in oil prices in 2004 has lifted consumer sentiment in the region, but this was tempered by the continued instability in the region. However, the longer term prospects, especially in light of the recent reduction in tensions, remain positive. Our shop portfolio and brand position will give us a strong foundation for the anticipated recovery there.

During the year, 14 new outlets were opened taking the total number of outlets to 89 as at December 31, 2004. We plan to open ten new stores in the region in 2005. We also began test marketing *Giordano Junior* in Dubai in the last quarter of 2004. The initial response has been encouraging and we plan to formally launch the brand in the Middle East in 2005.

HUMAN RESOURCES

On December 31, 2004, the Group had approximately 9,000 employees. The Group offers incentive bonus schemes and share options to certain senior managers as a means to reward and retain a high caliber management team. Competitive remuneration packages and goal-oriented bonuses are also paid to different levels of staff.

OUTLOOK

Management is optimistic about the medium term global economic outlook. On the back of sustained revival of consumer sentiments in all our markets, we believe 2005 holds great promise of sustained growth for the Group and we will aim for higher sales and profit growth.

The dismantling of the textile quota system on January 1, 2005 has relaxed a substantial trading barrier for the industry and has generally created a favorable environment for the Group's sourcing activities.

At the same time, globalization has sharpened competition for the Group everywhere and we must be able to clearly differentiate our brands so as to compete effectively and achieve our goal of higher sales and profits growth. This will involve not only executing on our traditional areas of strength like product innovation and quality, superior customer service, information technology and cost and inventory controls. It will also involve stepping up the pace on branding. To this end, the Group plans to invest HK$200 million in store refurbishment and rollout, and to re-direct its advertising and promotion spending towards a global advertising campaign. With this investment, the Group aims to elevate its main *Giordano* brand and maintain its competitive lead, and at the same time to position *Bluestar Exchange* to own the "item-business" segment of the market. Management is also actively looking into the feasibility of launching *Bluestar Exchange* in Australia and Indonesia where we see good potential for the brand.

1. **Mainland China**

   In the medium term, Mainland China continues to be the Group's major growth driver. Management believes the economy will be able to sustain a high rate of growth in 2005 and beyond. However, we expect competition to continue intensifying, with the Group having to deal not only with domestic rivals but also international brands seeking entry into China. Management believes that the only way for the Group to maintain its competitive position is to distinguish ourselves in the marketplace. In light of the favorable customer response to our revamped Shanghai flagship store, we have planned a comprehensive refurbishment program to include both company-operated and authorized dealer stores, with the planned renovation of our Guangzhou flagship being the most important project in 2005.

2. **Hong Kong**

   In Hong Kong, the economic recovery gathered pace significantly in the second half of 2004, driven mainly by gains in the property and stock markets. Consumer sentiment also revived on the heels of increased tourist arrivals, especially Mainland Chinese tourists under the relaxed individual travel scheme. Tourism will get another big boost when Disneyland Hong Kong opens in September. On the other hand, the economic recovery has brought increased cost pressure, especially in rentals. The Group is to a certain extent insulated from such pressures because its two flagship stores are both on long term leases. Nevertheless, Management will remain vigilant in controlling operating costs. We have just completed the renovation of our Tsimshatsui flagship and plan to add seven new stores in 2005.

3. **Taiwan**

   Management is pleased to see that its marketing and internal re-engineering efforts bore fruit so that Taiwan saw strong sales and profits growth in 2004. We will continue to focus on branding efforts and improving operations and are confident that such measures will help make Taiwan a key sales and profits driver for the Group. We plan to add eight new stores in 2005.

4. **Singapore**

   Management will focus on two areas in 2005. The first is to grow *Giordano* core line sales and profits through improving its logistics. The second is to build on the success of the Orchard Road *Giordano Ladies* store by adding two new locations in 2005.

5. **Korea**

   The outlook for the Korean economy is still unclear though early signs seem to indicate that the worst is finally over. Management's focus in 2005 is to consolidate the gains we achieved in the areas of product quality, pricing discipline, cost controls and sales and inventory management. This should position us to take maximum advantage of a sustained economic recovery there.

6. **Japan**

   Management will stay the course in Japan and build on the base we have established in Kansai. A total of ten new stores are planned for 2005 and, after achieving breakeven in the last quarter of 2004, we aim to turn a profit in Japan this year.

DIVIDENDS

The board of directors has resolved to recommend to shareholders the payment of a final dividend of 4.5 HK cents (2003: 4.5 HK cents) per share and a special final dividend of 13.0 HK cents (2003: 12.0 HK cents) per share which, together with the interim dividend of 4.0 HK cents (2003: 1.5 HK cents) per share and the special interim dividend of 1.5 HK cents (2003: 3.0 HK cents) per share paid on September 10, 2004, make a total dividend of 23.0 HK cents (2003: 21.0 HK cents) per share for the year ended December 31, 2004. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final and special final dividends will be payable on or about Friday, May 13, 2005 to shareholders whose names appear on the register of members of the Company on Friday, April 29, 2005.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on Friday, April 29, 2005. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or about Monday, April 4, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, April 26, 2005 to Friday, April 29, 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the proposed final and special final dividends and for attending the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Monday, April 25, 2005.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Annual Report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in force prior to March 31, 2004 will be published on the website of the Stock Exchange in due course.

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 22, 2005

As at the date of this announcement, the Board of the Company comprises four independent non-executive directors, namely, Mr. Au Man Chu, Milton, Mr. Barry John Buttifant, Mr. Kwong Ki Chi and Mr. Lee Peng Fei, Allen, and three executive directors, namely, Mr. Lau Kwok Kuen, Peter, Mr. Fung Wing Cheong, Charles and Mr. Mah Chuck On, Bernard.

This announcement can also be accessed through Internet at the Company's website www.giordano.com.hk.

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 709)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004

RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004, together with comparative figures for the previous year, as follows:

(In HK$ millions except earnings per share)	*Note*	2004	2003
Turnover	2	$4,003	$3,389
Cost of sales		(1,968)	(1,755)
Gross profit		2,035	1,634
Other revenue		90	78
Distribution expense		(1,194)	(970)
Administrative expense		(172)	(141)
Other operating expense		(262)	(237)
Operating profit	2,3	497	364
Finance expense	4	-	(3)
Share of profits of associated companies		37	21
Profit before taxation		534	382
Taxation	5	(110)	(89)
Profit after taxation		424	293
Minority interests		(31)	(27)
Profit attributable to shareholders		$ 393	$ 266
Dividends	6(a)	$ 334	$ 303
Earnings per share	7		
Basic		27.2 HK cents	18.5 HK cents
Diluted		26.8 HK cents	18.4 HK cents

Notes:

1. **Principal accounting policies**

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements are prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs"), which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004.

2. **Turnover and segment information**

An analysis of the Group's turnover and operating profit by business segments is as follows:

	2004		2003	
(In HK$ millions)	Turnover	Operating profit	Turnover	Operating profit
Retail and Distribution	$3,739	$443	$3,221	$319
Manufacturing	824	51	685	42
Less: Inter-segment sales	(560)	3	(517)	3
	$4,003	$497	$3,389	$364

The geographical segments of the Group's turnover are as follows:

(In HK$ millions)	2004	2003
Mainland China	$ 958	$ 818
Hong Kong	838	726
Taiwan	707	604
Singapore	395	349
Korea	134	170
Japan	189	146
Other territories	782	576
	$4,003	$3,389

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

3. **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	2004	2003
Depreciation of owned fixed assets	$112	$100
Depreciation of fixed assets held under finance leases	–	3
Net loss on disposal of fixed assets	5	10

4. **Finance expense**

(In HK$ millions)	2004	2003
Interest element of finance leases	$–	$3

5. **Taxation**

Hong Kong profits tax is calculated at the rate of 17.5 percent (2003: 17.5 percent) on the estimated assessable profits during the year. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	2004	2003
Company and subsidiaries:		
Income tax		
Current income tax:		
– Hong Kong profits tax	$ 31	$24
– Overseas taxation	62	59
Under/(over) provision in previous year:		
– Hong Kong profits tax	1	(1)
– Overseas taxation	(1)	–
	93	82
Withholding tax	3	7
Deferred tax		
Relating to the origination and reversal of temporary differences	10	(9)
Effect of an increase in tax rate	–	1
	10	(8)
Associated companies:		
Overseas taxation	4	8
Taxation charge	$110	$89

The Group has a dispute with the tax authority in Taiwan with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

6. **Dividends**

(a) Dividends attributable to the year:

(In HK$ millions)	2004	2003
Interim dividend declared and paid of 4.0 HK cents (2003: 1.5 HK cents) per share	$ 58	$ 22
Special interim dividend declared and paid of 1.5 HK cents (2003: 3.0 HK cents) per share	22	43
	80	65
Final dividend proposed after balance sheet date of 4.5 HK cents (2003: 4.5 HK cents) per share	65	65
Special final dividend proposed after balance sheet date of 13.0 HK cents (2003: 12.0 HK cents) per share	189	173
	254	238
	$334	$303

These proposed dividends have not been recognized as a liability at the balance sheet date.

(b) Dividends attributable to the previous year, approved and paid during the year:

(In HK$ millions)	2004	2003
2003 final dividend approved and paid of 4.5 HK cents (2002: 4.5 HK cents) per share	$ 65	$ 65
2003 special final dividend approved and paid of 12.0 HK cents (2002: 10.0 HK cents) per share	173	144
	$238	$209

7. **Earnings per share**

The calculations of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$393 million (2003: HK$266 million).

The basic earnings per share is based on the weighted average of 1,447,184,708 shares (2003: 1,440,972,515 shares) in issue during the year.

The diluted earnings per share is based on 1,447,184,708 shares (2003: 1,440,972,515 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 17,211,366 shares (2003: 5,098,298 shares) deemed to be issued if all outstanding share options granted under the share option schemes of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF GROUP OPERATIONS

Turnover

After recording a 21.7 percent year-on-year increase in turnover during the first half on the back of the strong recovery from the 2003 Severe Acute Respiratory Syndrome (SARS) outbreak, the Group continued to post strong double-digit sales growth in the second half of 2004. Total turnover for the full year was HK$4,003 million (2003: HK$3,389 million), an increase of 18.1 percent year-on-year; or a 16.5 percent increase if foreign exchange gains were excluded.

Up 16.1 percent year-on-year, sales from the Retail and Distribution Division were HK$3,739 million (2003: HK$3,221 million), constituting 93.4 percent of the Group's total turnover.

After the elimination of inter-segment transactions, sales from the Manufacturing Division were HK$264 million (2003: HK$168 million), a 57.1 percent increase from the prior year. Sales rose 20.3 percent from the previous year, to HK$824 million (2003: HK$685 million) before the elimination of inter-segment transactions.

Gross Profit

During the year, the Group increased its gross margin by 2.6 percentage points to 50.8 percent (2003: 48.2 percent). As a result of sales and gross margin advancement, gross profits rose 24.5 percent to HK$2,035 million in 2004 (2003: HK$1,634 million). Management will continue to work on margin improvement, mainly by offering meaningfully differentiated and higher value-added products and reducing the cost of goods through better sourcing capabilities.

Operating Expenses

Operating expenses, totaling HK$1,628 million (2003: HK$1,348 million), increased by 20.8 percent year-on-year. Distribution expense rose by 23.1 percent, to HK$1,194 million (2003: HK$970 million), attributed mainly to a 20.7 percent increase in shop occupancy charge and a 22.2 percent increase in shop staff cost. As a result of new store openings and the Group's takeover of a number of authorized dealer outlets during the year, retail floor area of directly managed stores increased by 30.2 percent to stand at 846,000 square feet as at December 31, 2004 (2003: 650,000 square feet). This largely accounts for the increase in shop occupancy charge in 2004. The increase in shop staff cost is mainly attributable to the temporary cuts in shop staff salaries during the 2003 SARS outbreak and staff increases arising from the addition of directly managed stores. Shop staff cost would have increased by 17.4 percent if we exclude the effect of the temporary salary cut.

Administrative expense rose 22.0 percent to HK$172 million (2003: HK$141 million). The increase in administrative expense is largely explainable by temporary cuts in management and administrative staff salaries during the 2003 SARS outbreak. Administrative expenses would have increased by 11.7 percent if we exclude the effect of the temporary salary cut.

Other operating expense increased to HK$262 million in 2004, up by 10.5 percent from HK$237 million in 2003. The increase was mainly attributable to a 24.7 percent increase in advertising and promotion expenses.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit was HK$497 million, up 36.5 percent from the HK$364 million recorded in 2003.

Operating margin was 12.4 percent, up 1.7 percentage points compared to 2003.

Operating profit from the Retail and Distribution Division totaled HK$443 million (2003: HK$319 million), representing 89.1 percent (2003: 87.6 percent) of the Group's operating profit. During the year, operating margin for the Division improved from 9.9 percent in 2003 to 11.8 percent.

EBITDA amounted to HK$646 million (2003: HK$488 million), up 32.4 percent year-on-year as a result of improvements in sales and gross profit margins. EBITDA margin rose by 1.7 percentage points to 16.1 percent (2003: 14.4 percent).

Profit Attributable to Shareholders

Profit attributable to shareholders, totaling HK$393 million (2003: HK$266 million), represented a 47.7 percent increase year-on-year. Share of profits of associated companies increased by 76.2 percent, largely owing to the improved performance of our key associated company in Korea.

The Group's effective tax rate decreased slightly to 20.6 percent from 23.3 percent in 2003 primarily due to the change in composition of profits contribution from the Group's various markets.

Cash Flow

Cash inflow from operating activities decreased to HK$322 million (2003: HK$498 million), due mainly to an increase in inventory by HK$109 million as the Group rebuilt its stocks to mitigate the risk of the uncertainties created by the dismantling of the "quota" system on January 1, 2005. Early weeks of 2005 have seen a reduction of inventory to the expected levels.

Cash outflow for investing activities, amounting to HK$113 million, was significantly higher than the HK$42 million recorded in 2003. This is largely explained by a HK$81 million increase in capital expenditure as the Group restarted store refurbishment projects that were put on hold in 2003.

At HK$317 million, cash outflow for financing activities remained at a similar level as the HK$300 million recorded in 2003. This relates primarily to payments of cash dividends.

GROUP FINANCIAL POSITION

At December 31, 2004, the Group had cash and bank deposits of HK$752 million (2003: HK$850 million).

The Group's working capital increased to HK$1,004 million from HK$911 million during 2004. Current ratio was 2.7 times, a slight increase from the 2.5 times at the end of 2003.

At the end of the year, the Group's inventory totaled HK$331 million, up from the HK$222 million recorded in 2003. In 2004, inventory turnover on sales was 30 days (2003: 24 days), right in the middle of the Group's target range of 28 to 32 days.

At December 31, 2004, total liabilities were HK$684 million, almost the same as the HK$685 million at the end of 2003. Shareholders' equity was HK$1,954 million, an 8.6 percent increase over the HK$1,799 million at the end of 2003. The Group's gearing was 3.2 percent (2003: 3.7 percent) based on shareholders' equity of HK$1,954 million (2003: HK$1,799 million).

Attributed to an increase in shop renovation and maintenance, capital expenditure during the year was HK$143 million (2003: HK$62 million), representing 44.4 percent (2003: 12.4 percent) of net cash inflow from operating activities. Management foresees a bigger capital expenditure of about HK$200 million in 2005, of which about HK$150 million is planned for shop refurbishment.

The Group had financing facilities totaling HK$389 million at the end of the year (2003: HK$421 million), of which HK$63 million revolving loan facilities had been drawn and were outstanding. As at December 31, 2004, the Group had contingent liabilities of HK$52 million (2003: HK$43 million) incurred in the normal course of business.